06006513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38114

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Liberty Brokerage Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street, 25th Floor
(No. and street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 0 3 2006 BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julian Currie **201-557-5096**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 2 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TULLETT LIBERTY BROKERAGE INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

***For conditions of confidential treatment of certain portions of this filing, see 240.17a-5(e)(3).*

AFFIRMATION

I, Julian Currie, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Tullett Liberty Brokerage Inc. (the "Company"), for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company, nor any officer, nor director, has any proprietary interest in any account classified solely as that of a customer.

Signature 3/29/2006
Date

Controller
Title

Subscribed and Sworn to before me
on this 29th day of March 2006

Sewkumari Deonarine

Notary Public

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 2014

TULLETT LIBERTY BROKERAGE INC.

(S.E.C. I.D. No. 8-38114)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document

Deloitte.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

APR 03 2006

DIVISION OF MARKET REGULATION

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Tullett Liberty Brokerage Inc.:

We have audited the accompanying statement of financial condition of Tullett Liberty Brokerage Inc., (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tullett Liberty Brokerage Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13, effective November and December 2005, the Company sold its interest in Collins Stewart Tullett France SAS ("CSTF") and Tullett Liberty Brokerage Limited ("TLBL"), respectively. The financial statement has been recasted to reflect the change in reporting entity and all balances related to CSTF and TLBL have been eliminated from the financial statement as of January 1, 2005.

Deloitte & Touche LLP

March 29, 2006

TULLETT LIBERTY BROKERAGE INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH	$27,708,900
SHORT-TERM INVESTMENTS	21,129,000
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	14,353,900
RECEIVABLES FROM BROKERS, DEALERS, FINANCIAL INSTITUTIONS, AND CLEARING ORGANIZATIONS	12,242,400
DUE FROM AFFILIATES	5,712,100
INCOME TAXES RECEIVABLE	1,398,100
OTHER ASSETS	447,300
TOTAL	$82,991,700

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers, financial institutions, and clearing organizations	$24,658,100
Accrued personnel costs	2,662,000
Accounts payable and accrued liabilities	409,000
Due to affiliates	527,500
Total liabilities	28,256,600
STOCKHOLDER'S EQUITY	54,735,100
TOTAL	$82,991,700

See notes to statement of financial condition.

1. ORGANIZATION

Tullett Liberty Brokerage Inc. (the "Company"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company held a 60.32% ownership position in Tullett Liberty Brokerage Limited ("TLBL"), which in turn held a 12% ownership position in Tullett Liberty (Number 2) Limited ("TL2"). TL2 is a United Kingdom holding company, which owns interests in several affiliated foreign broker/dealers. In December 2005, the Company sold its entire interest in TLBL for $21,593,900 (see Note 13).

The Company held a 28.98% ownership position in Collins Stewart Tullett France SAS ("CSTF"). In November 2005, the Company sold its entire interest in CSTF for $2,275,600 (see Note 13).

The Company is engaged primarily as a broker of United States and foreign government securities, global debt, corporate fixed income securities and repurchase agreements from its office in New York.

The Company is a wholly-owned subsidiary of Tullett Prebon Holdings Corp. ("TPHC"), formerly known as Collins Stewart Tullett Holdings Inc. ("CSTHI"), which is a 97.3% owned subsidiary of Tullett Prebon Limited, formerly known as Tullett Liberty Limited, which is a wholly owned subsidiary of Collins Stewart Tullett plc ("CST").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

Cash—Cash is held on deposit at two U.S. financial institutions.

Short-Term Investments—Short-term investments are recorded at cost plus accrued interest, which approximates fair value and are held at two financial institutions. Such investments have varying maturity dates within one year.

Fair Values of Financial Instruments—The carrying amounts of financial instruments reported in the statement of financial condition approximate their fair values.

Securities Purchased Under Agreements to Resell—Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements"), principally government and agency securities, are carried at the amounts at which the securities subsequently will be resold as specified in the respective agreements; such amounts include accrued interest.

Income Taxes—The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. SFAS No.109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPHC. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with the informal tax sharing agreement with TPHC. Amounts due to or receivable from TPHC, with respect to current income taxes, are settled currently.

Foreign Currency Translation—Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the close of business at the statement of financial condition date.

New Accounting Pronouncements—In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*—a replacement of Accounting Principles Board Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements* ("SFAS No. 154"). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods' financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company early adopted SFAS No. 154 for the year ended December 31, 2005. The adoption had a material effect on the prior year's financial statement, not included herein, as disclosed in Note 13.

3. STOCK-BASED COMPENSATION

At December 31, 2005, the Company participates in two stock option plans, the 2003 Share Option Plan ("SOP") and Tullett Liberty Equity Incentive Plan ("EIP") for eligible employees, sponsored by CST.

The SOP, started in early 2003, provides for the issuance to eligible employees of incentive and nonqualified stock options, which expire 10 years from the date of grant, at a price not less than the fair market value on the date of the grant. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the CST Board considers appropriate. The options awarded generally vest over a 3-year period.

The EIP, started in 2004, provides for the issuance to eligible employees of incentive and nonqualified stock options, which expire 10 years from the date of grant. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the CST Board considers appropriate. The options awarded generally vest over a 3-year period.

4. SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2005, are comprised of the following:

U.S. Treasury bills	$12,836,000
Money market funds	8,293,000
	$21,129,000

The U.S. Treasury bills are held at one major U.S. financial institution and on deposit to meet the collateral requirements of the Company's two U.S. clearing organizations. Money market funds are held at one major U.S. financial institution.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS, AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions, and clearing organizations as of December 31, 2005, are comprised of the following:

	Receivable	Payable
Commissions	$ 2,258,900	$ 559,400
Securities failed to deliver/receive	6,141,800	20,333,100
Clearing organizations	3,841,700	320,800
Other—including affiliate		3,444,800
	$12,242,400	$24,658,100

6. INCOME TAXES

Income taxes receivable includes deferred tax assets of $1,398,100. Deferred tax assets arise from temporary differences between financial statement and taxable income. These temporary differences include deferred compensation and the allowance for doubtful accounts. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

7. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $250,000. At December 31, 2005, the Company had net capital of approximately $44,025,200, which was approximately $43,775,200, in excess of the minimum net capital requirements. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraphs (k)(2)(i), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

8. EMPLOYEE BENEFIT PLANS

TPHC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. COMMITMENTS AND CONTINGENCIES

Litigation—In the normal course of business, the Company may be subject to litigation. As of December 31, 2005, the Company has been involved in a regulatory investigation concerning certain matters relating to business conduct. Reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Guarantees—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2005, the Company has recorded no liabilities with respect to these obligations.

10. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of U.S. Government and mortgage-backed securities. Substantially all transactions are executed on a riskless principal basis, as defined by the NASD, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"). GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2005, was approximately $103,709,857,500. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

11. STOCKHOLDER'S EQUITY

The Company is authorized to issue 100,000 shares of common stock, $0.01 par value per share, of which 1,000 shares were issued and outstanding at December 31, 2005.

With the exception of regulatory restrictions (see Note 7), there are no restrictions on the Company's ability to pay dividends.

12. RELATED-PARTY TRANSACTIONS

Due from affiliates represents a receivable from TPHC for $5,712,100. The receivable represents a bilateral interest-bearing loan with TPHC, which is payable on demand, for allocated general and administrative expenses payable and income taxes payable pursuant to the informal tax sharing agreement with TPHC (see Note 2), net of any cash payments. This net amount has been subordinated to claims of the general creditors of TPHC and bears interest at 1% over the prime rate.

The subordination agreement is not considered equity for purposes of computing the net capital for brokers and dealers pursuant to subsection (d) of SEC Rule 15c3-1.

Due to affiliates includes payables to Prebon Yamane (USA) Inc., Tullett Liberty Securities Inc., Prebon Canada Limited, Tullett Liberty Inc., and Tullett Liberty (Securities) Limited for $24,800, $20,100, $1,400, $68,100, and $413,100, respectively. The payables represent noninterest bearing cash advances which are payable on demand.

The Company clears securities transactions on behalf of an affiliated company. As of December 31, 2005, the Company had a net payable to this affiliate totaling $3,444,800, which is reflected in "Payables to brokers, dealers, financial institutions, and clearing organizations" in the accompanying statement of financial condition (see Note 5).

13. BUSINESS DISPOSITIONS

Effective in November 2005, to simplify the global organizational structure, the Company sold its entire interest in CSTF to an affiliate for $2,275,600.

Effective in December 2005, to simplify the global organizational structure and to take advantage of the repatriation provision of the American Jobs Creation Act of 2004, the Company sold its entire interest in TLBL to an affiliate for $21,593,900.

The sale of CSTF and TLBL were accounted for as a transfer of interests between entities under common control in accordance with FASB No. 141, *Business Combinations.* Accordingly, the assets were transferred at their historical costs.

These sales resulted in a "Change in the reporting entity," as defined by SFAS No. 154. Accordingly, the financial statement has been recasted to reflect the change in reporting entity and all balances related to CSTF and TLBL have been eliminated for the financial statement as of January 1, 2005.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 29, 2006

Tullett Liberty Brokerage Inc.
80 Pine Street, 25th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of Tullett Liberty Brokerage Inc., (the "Company") for the year ended December 31, 2005 (on which we issued our report dated March 29, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in

relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP